Filed by The Bank of New York Company, Inc.

Pursuant to Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Companies: The Bank of New York Company, Inc. (Commission File No.: 1-06152)

Mellon Financial Corporation (Commission File No.: 1-07410)

The following is a transcript of an investor conference call held on December 4, 2006:

The proposed transaction between The Bank of New York Company, Inc. and Mellon Financial Corporation will be submitted to The Bank of New York Company, Inc.’s and Mellon Financial Corporation’s shareholders for their consideration. Shareholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction between The Bank of New York Company, Inc. and Mellon Financial Corporation because it will contain important information. Shareholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about The Bank of New York Company, Inc. and Mellon Financial Corporation, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and other SEC filings that will be incorporated by reference in the joint proxy statement/prospectus will also be available, without charge, from Mellon Financial Corporation, Secretary of Mellon Financial Corporation, One Mellon Center, Pittsburgh, Pennsylvania 15258-0001 (800-205-7699), or from The Bank of New York Company, Inc., Investor Relations, One Wall Street, 31st Floor, New York, New York 10286 (212-635-1578).

Directors and executive officers of The Bank of New York Company, Inc. and Mellon Financial Corporation and other persons may be deemed to be participants in the solicitation of proxies from the shareholders of Mellon Financial Corporation and/or The Bank of New York Company, Inc. in respect of the proposed transaction. Information about the directors and executive officers of Mellon Financial Corporation is set forth in the proxy statement for Mellon Financial Corporation’s 2006 annual meeting of shareholders, as filed with the SEC on March 15, 2006. Information about the directors and executive officers of The Bank of New York Company, Inc. is set forth in the proxy statement for The Bank of New York Company, Inc.’s annual meeting of shareholders, as filed with the SEC on March 24, 2006. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus when it becomes available.

The information presented here may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including (i) statements about the expected benefits of the transaction between The Bank of New York Company, Inc. and Mellon Financial Corporation, including future financial and operating results, cost savings, enhanced revenues, expected market position of the combined company, and the accretion or dilution to reported earnings and to cash earnings that may be realized from the transaction; (ii) statements about The Bank of New York Company, Inc.’s and Mellon Financial Corporation’s plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as “will,” “highly attractive,” “expect,” “extraordinarily strong and rapidly growing competitor,” “synergies,” “opportunities,” “superior returns,” “expect,” “well-positioned,” “pro forma,” and similar phrases. These statements are based upon the current beliefs and expectations of The Bank of New York Company, Inc.’s and Mellon Financial Corporation’s management and are subject to significant risks and uncertainties. Actual results may differ from those indicated in the forward-looking statements. We will not update these statements as a result of changes in circumstance or new facts, or for any other reason.

The following risks, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of The Bank of New York Company, Inc. and Mellon Financial Corporation may not be integrated successfully or the integration may be more difficult, time-consuming or costly than expected; (2) the combined company may not realize, to the extent or at the time we expect, revenue synergies and cost savings from the transaction; (3) revenues following the transaction may be lower than expected as a result of losses of customers or other reasons; (4) deposit attrition, operating costs, customer loss and business disruption following the transaction, including difficulties in maintaining relationships with employees, may be greater than expected; (5) governmental approvals of the transaction may not be obtained on the proposed terms or expected timeframe; (6) The Bank of New York Company, Inc.’s or Mellon Financial Corporation’s shareholders may fail to approve the transaction; (7) a weakening of the economies in which the combined company will conduct operations may adversely affect our operating results; (8) the U.S. and foreign legal and regulatory framework could adversely affect the operating results of the combined company; and (9) fluctuations in interests rates, currency exchange rates and securities prices may adversely affect the operating results of the combined company. Additional factors that could cause The Bank of New York Company, Inc.’s and Mellon Financial Corporation’s results to differ materially from those described in the forward-looking statements can be found in The Bank of New York Company, Inc.’s and Mellon Financial Corporation’s reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC’s Internet site (http://www.sec.gov).

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Moderator: Paul Froehlick

12-04-06/8:00 a.m. CT

Confirmation # 894399

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Moderator: Paul Froehlick

December 4, 2006

8:00 a.m. CT

Operator:	Good morning and welcome to the meeting to discuss the merger of The Bank of New York Company, Inc. and Mellon Financial Corporation. We will conduct a question and answer session at the conclusion of the formal remarks. Please note that today’s teleconference is being recorded.

The content of this presentation and Webcast and any related material are the property and copyright of The Bank of New York Company, Incorporated and Mellon Financial Corporation. This presentation and Webcast may not be reproduced, recorded, broadcasted, re-broadcasted, disseminated, published, sold or otherwise used for public commercial purposes without the expressed written consent of The Bank of New York and Mellon and the relevant information providers. The archived version of this presentation and related series of graphics will be available on your respective Websites until the completion of the transaction between The Bank of New York and Mellon.

The following discussion contains statements that are considered forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Factors that could cause actual results to differ materially from those described in the forward looking statements can be found in The Bank of New York and Mellon’s public reports filed with the SEC.

The forward-looking statements speak only as of December 4th, 2006 and will not be updated, these statements as a result of changes and circumstances or new facts for any other reasons.

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The subject matter discussed in the following presentation will be addressed in a joint proxy statement prospectus to be filed with the SEC. We urge shareholders to read it when it becomes available because it will contain important information. Information regarding the participants in the proxy solicitation is contained in our annual proxy materials filed with the SEC.

Today’s presentation will include comments from Tom Renyi, The Chairman and Chief Executive Officer of The Bank of New York, Bob Kelly, Mellon’s Chairman, President and Chief Executive Officer, Gerald Hassell, and the President of The Bank of New York, and Bruce Van Saun, Vice Chairman of The Bank of New York. In New York, please turn off your cell phones, pagers, and blackberry’s.

I will now like to turn the call over to Tom Renyi. Please go ahead, sir.

Thomas Renyi:	And assure everyone here that the St. Regis Hotel will have nothing to do with our integration. This is a really an extraordinarily important event for both institutions here and I’m very, very pleased to have joining me here on the podium Bob Kelly, Gerald Hassell, and Bruce Van Saun and also in the front row seat Steve Elliott who have been instrumental in bringing our two companies together over the course of the last several weeks. I think by now you’ve seen all of the press releases here, so you know, have a little bit of an idea of the compelling details and aspects of this transaction that The Bank of New York and Mellon Financial Company have entered into. We have entered into an agreement to merge and create a new and more powerful global financial services growth company – the Bank of New York Mellon Corporation. And I’d like to direct your focus, even on this first slide, before you and really in that last sentence here and really highlight what is truly the driver for this transaction and that is growth. That is what this transaction is about and that is what we intend to deliver. I’d like now to really get right into it, if I could have the next slide please.

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Moderator: Paul Froehlick

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OK. Sorry. The Bank of New York, Mellon, is really going to have the opportunity and the intent to accelerate what is already two very, very fine growth rates and growth opportunities for both companies. There are four really particular areas that I’d like to highlight in terms of the compelling aspects of this, strategic, financial, operational, as well as integration.

Strategically, this is a combination of two organizations that have extraordinarily similar and in many ways, complimentary underlying strategies, which really develops into a company that has demonstrated global leadership in security servicing and asset management. And it’s really more than a similarity, it’s complimentary and the more granular we will get over the course of the next several months, the more granular we get in terms of defining what those strategies are and what those complimentary services are both in nature of services, client bases, opportunities, systems. In each and every case, that complimentary nature will ensure a level of success and a delivery of first class service to our client base.

Financially, this is an unbelievably strong accretive transaction for us. As I think Bob and Bruce and Gerald will comment here, that this is a transaction that is immediately accretive on a cash basis and on a GAAP basis, accretive in ‘08. Financially, as well, it positions us for excellent global, on a global perspective here, global growth opportunities. Virtually every single one of our businesses, on a combined basis, has a growth – has an international element to it and as we all know, that is, in fact, where the growth opportunities really lie over the course of this next decade. And on a combined basis, we clearly have positioned ourselves to be able to take advantage of those global opportunities.

Operationally, I keep saying that this is a highly complimentary set of businesses. We have people with some strong leadership positions. People who we clearly as we get into the slide with regard to the organizational structure, you will find that one of the underlying themes here has been playing to our strengths, our relative strengths and that is what has made this such a collaborative effort. We’ve got a focused and experienced management team and from an

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integration perspective, which is also very key here, we will clearly take a disciplined and very thoughtful approach to this. We will have a dedicated team, an experienced team with a proven track record and in fact, my responsibilities, after the close, will be really directed towards leading that integration effort here.

Now, one might say what does integration have to do with growth? Well, it has a lot to do with growth because, in fact, through a successful integration, there will be no disruption, no distraction, and our first and foremost thesis behind our integration is to lose no customers, to clearly maintain the momentum and maintain the growth that both companies have been able to develop over the past several years.

Now, let’s go to the second – next slide here and what are the compelling strategic attributes. I don’t think I need to really go through and list all of the metrics here, but you can see that in virtually every aspect of our company, we have a leadership position. Number one is a global custodian $16 trillion of assets under custody, I think the next one in line would probably be about $12 trillion. So clearly, have an edge there. A top 10 asset manager globally. Top five in the US. More than $1 trillion of assets under management. Clearly, number one in our issue of service – clearing services, broker/dealer services. Top 10 in wealth management, top 10 in US cash management as the cash mat payment provider. In each of these cases, we have a market share and we have a momentum that we can capitalize on for the benefit of our clients and our shareholders. Leading client service scores. Quality has always been a hallmark of our organizations, both organizations very well demonstrated and very well to be carried out in the future here. That is, again, a hallmark which has made this collaboration, made this combination, I think, so powerful.

From a diversification point of view, we are focused on high return businesses, in both cases. We have a balance synergistic business mix. There will be not one of our major businesses will represent more than 35 percent of our pretax incomes. Operationally, again, we are always – we

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are focused on the global platform, on the global stage. Approximately 25 percent of our revenues on a combined basis will come out of the international arena and again, we expect that, both Bob and Gerald, Bruce and I, Steve, we all expect that to be the fastest growing segment of our company. And of course, within that diversification, one of the great benefits is reduced volatility. A combination, again, of our complimentary businesses, they are stable, again, synergistic and all of our revenue sources. So we expect a much lower level of volatility in terms of our earnings.

Now let’s turn to the financial rationale. Again, I indicated early on, this transaction is immediately accretive on a cash basis and on a GAAP basis, will be accretive in 2008. The company will be able to generate significant excess cash. Within several years, we’ll be able to generate in excess of $3 billion of net income. That provides us for a meaningful reinvestment in our businesses to, again, be able to support our organic growth, an attractive dividend policy, and of course, stock buybacks as they come about. Inherently and we’ll see in a few slides here, the inherent IRR’s on both sides of this transaction and on a combined basis are truly compelling. We do believe that there will be also a potential for multiple expansion of a point as we, in fact, perform.

So I must also identify and I think one of the last points in this – in the idea of the concept of what makes this financially compelling is that while we are talking about expense synergies here, this is a revenue synergy opportunity, this is a revenue driven opportunity and those revenue synergies that we have been able to identify are not included in the financial projections we’re about to tell you. But I think one element also that I wanted to – one other perspective that’s very important, of course, is the risk inherent in the transaction and we see this as a truly low risk transaction.

I indicated early that we intend to be able to execute this integration on a disciplined, thoughtful manner. Clearly with the view, we will not lose any customers and we will maintain the highest

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quality of standard in terms of the services that we offer. We have the benefit in this transaction of being able to have an integration team that is, in fact, experienced. We have had some significant experience in terms of large scale integration done on budget, on schedule and we have the benefit here of being able to deliver on such an attractive financial proposition without going into a hurried atmosphere. No need for that at all.

We’re already coming into this transaction, I might add, in both cases – pardon me – in both cases, we are coming into this transaction with inherent momentum. This is a situation where we have two very successful companies that on a combined basis will even be more successful. We’re certainly, through this combination, diversifying our operating risk profile, again, with – at the end of the day, 30 percent of our revenues coming from asset management I think gives us also that element of risk diversification and our intent to certainly do more of that diversification.

And lastly, the systems decisions here as we’re going through this even in the diligence is becoming very, very apparent as to what systems will provide, will survive and we really are in a position to have best in breed systems with proven, scalable operating prop platforms. That is very clear here. I think as a sidebar, a number of you people will clearly ask, ‘Well, what about corporate trust? What about the transaction certainly that The Bank of New York has entered into?” which is very substantive. Those areas are very much isolated. The corporate trust activity, in our case, is really devoted strictly the Bank of New York. In that case, we have a seasoned management team pursuing that 60 days into the transaction, no issues and in fact, our intention is to complete the integration of that business before we close on this particular transaction.

Now, let me get into a little bit of the terms here on this next slide in terms of our transaction summary. Clearly, the name will be The Bank of New York – Mellon. We will and within the overlapping businesses that we have, we will brand this the BNY-Mellon. We will be forming, structurally, a new holding company in which the two organizations will come together. You see

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the exchange ratio, the basis of that exchange ratio is that one year average between our two share prices. Again, an issue that we dealt with very, very early on in our conversations and moving on to other important points.

Board of Directors, we will have 18 directors at the start, 10 from The Bank of New York, eight from the Mellon side, which includes two executives from each party. I will say that within 18 months, jumping ahead a little bit, I will retire and both Steve Elliott and I will step down from the Board and therefore, there will be two insiders after 18 months. Corporate headquarters will be in New York, as the global center. We are a global company, I think it makes a great deal of sense for us to be here as our headquarter city. On the other hand, Pittsburgh will remain a very important component of the infrastructure of our company. It will be a key center for a number of our business units, as well as a center of excellence for technology, operations, and administration. And quite honestly, it makes all the sense in the world to do so. Even before we entered into these transactions, we were identifying areas around the country in which we can place talent where talent exists and on a lower cost basis and Pittsburgh came out on top in many, many of those instances. So from a talent pool perspective, as well as cost, it makes all the sense in the world for Pittsburgh to continue as a pre-eminent part of our infrastructure.

We’ll talk a little bit about the executive management structure, but I have to say that it all came together really quite easy. We are anticipating a close on or about July 1st of 2007, take roughly six months. It will, of course, require shareholder approval, regulatory approval and again, given the global perspective, there are numerous regulatory approvals around the world that will be required. We’re quite optimistic in terms of our ability to get there, but it’s going to take some time. The dividends will be 23.5 cents per share. The cost savings, the synergies here, we’ve identified today, the diligent teams have been able to identify roughly $700 million of expense savings, importantly to be phased over a three year timeframe.

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Revenue synergies, again, very meaningful revenue synergies have already been identified. I think Bob and Gerald will be talking about that in just a few minutes in terms of where they are conceptually, but I have to also emphasize that they have not been incorporated into our financial model. A restructuring charge of approximately $1.3 billion on a pretax basis has also been identified through the diligence process, which again was a full scope diligence over this past week, an intense around the clock diligence effort by numerous people.

If I can move to the next slide, if you will, and let’s really talk a little bit about the executive structure. I’m going to talk a little bit about it and I think I’d like to then have Bob comment, as well. But I think the important – several important points that need to be raised from this particular slide. One that this is clearly a balanced mix between Bank of New York and Mellon Financial executives. Secondly, this has come together in a very collaborative and very straightforward manner. These people represent the best that we have in our combined organizations and in fact, we are playing to our relative strengths, one of the very basic underlying principles of this combination. We both have very identifiable strengths in asset management, wealth management, security servicing. I think this organization – this organizational structure really speaks to that. I think maybe Bob might have a few more comments about that.

Without further ado, let me introduce my partner, Bob Kelly. Bob?

Robert Kelly:	Thank you, Tom. Well, good morning, everyone, and it’s good see and thank you for making the opportunity – or taking the opportunity to get here so early.

We’re doing this to create one of the world’s great financial services, growth stocks and given the revenue synergies we achieve here, which are not in the model, given the expense saves that we see, given the opportunities to re-invest in our businesses, to create excess capital, we are going to do that.

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And the first thing it’s going to start with is having a great team leading the company and you can see on the slide here and you think first, just in the middle of the column, Gerald will be running all the various security services businesses, along with operations and technology. Ron O’Hanley is going to be leading asset management. Dave Lamere is going to be the head of wealth management and Bruce Van Saun is – who’s been a key part of all of our discussions over the last two months is going to be – and a key player in it – is going to be walking through the financials with you in a few minutes.

If you’d just go over to Gerald’s column for a second, you’ll – it’s only one thing I’d point out, we’re going to have co-heads of the asset servicing business. This is a gigantic business and we’re going to be incredibly busy on this side, not just from an integration standpoint, but creating more opportunities both domestically and internationally to expand these businesses. And then the other ones are self-evident and why don’t we move on from here.

You can see that this is about growth. 25 percent of our revenue will be from outside of the United States, 36 countries we’ll be in, 54 cities, serving over 100 markets. We are both expanding rapidly internationally. Frankly, this will give us the opportunity to expand even more rapidly and invest in our businesses organically.

Scale matters and it matters in terms of being able to allow us to be able to grow faster. We’re going to be able to re-invest in our businesses. We’re going to be able to invest in new businesses. It’s going to allow us, over time, to compete and outperform our peers and we’re absolutely convinced that that will be the case. We are a growth company. Looking at the lower left, you can get a sense for our scale. In terms of US financial services companies, we’ll be the 11th largest, excluding insurance companies, and looking to the upper right, in terms of our primary competitors in the trust and asset management space, we’re going to be number one in terms of market cap and therefore, scale. And that will allow us to continue to invest and to give us the flexibility to outperform over time.

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Moderator: Paul Froehlick

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Integration. As Tom said, thorough and thoughtful process, I’ll just lead you to a couple of key words and phrases on this page; lose no customers. We are not doing this to slow down revenue growth, we’re doing this to accelerate revenue growth. We are going to continue to have number one customer service globally and in doing that, that will also ensure that we can maintain our customer base and expand our customer base throughout that entire period.

We’re also going to do this while enhancing our risk management and compliance practices. We’re going to work really hard to be open with – open and honest with our employees all the way through. We have a fabulous integration team led by Tom and the two co-heads that are going to be running that are sitting in the front row right here, Steve Elliott and Don Monks, both intimately know our respective companies and we’re going to do this right and we’re going to do it in a way in which we’re not going to go too slow, but we’re going to make sure that we don’t lose any customers at the same time.

And by the way on those integration goals, we’re going to list those for you going forward and we’re going to track them so we can show exactly how we’re doing against those goals.

Now, we also have a clearly defined operating strategy here and it’s pretty straightforward. We are investing in growth businesses and we are going to be the global leaders in security servicing and asset management. Very complimentary, high growth businesses that are continuing to globalize and we’re going to take advantage of that. As a bedrock foundation of the new company, we’re going to maintain best customer service, we’re going to outperform in terms of investment performance and we’re going to have the absolute highest fiduciary standards for a new company. We have some margin opportunities, as well, and we talked about those certainly from the Mellon side, a month ago, and we are going to deliver on all of those commitments and

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in fact, this makes it easier to deliver on those commitments. And finally, we’re going to make sure that we deliver our capital deployment very efficiently to maximize return for our shareholders.

Just a couple of things I’d point out about our businesses. If you look at page 11, you can see on the left hand side is our pro forma business mix. There’s actually six businesses here, asset management, wealth management, asset servicing, issuer services, treasury services and clearing businesses. Initially, our combined revenue base will be $12.5 billion and if you look to the other column, you’ll see that no one business is over 30 percent in terms of revenue and our two largest will be asset management and wealth management, plus the asset servicing business.

In terms of the right hand side, you’ll note that on a pro forma basis, our pretax earning mix will be excellent. Again, no one business over 31 percent and our total pretax earnings mix with expense synergies built in there, on a pretax basis, we’ll be generating $4.5 billion from which we can grow from.

Now let’s kind of drill down into a few of those businesses and Gerald and I will doing that for you. Asset management’s going to branded BNY-Mellon in the new company. As you can see on the right hand side, it’s going to be the 10th largest asset manager globally and will be number five in the US in terms of asset management. I think you all know we’ve had excellent organic growth on both companies, from the Mellon side, as well as from the Ivy side in the Bank of New York and you’ll note at the bottom that there’s a three year revenue (CAGAR) of 18 percent and Ron O’Hanley and his team have already identified a ton of opportunities with our new partners to accelerate revenue growth.

And flipping over to the next page, which is the wealth management business, which will be also branded BNY-Mellon, you’ll note on the right hand side that we’re going to be the ninth largest

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asset manager – wealth manager in the nation with $152 billion in assets under management. We’ll have 81 offices, 77 domestic and four international. We have industry leading client retention and client satisfaction ratios which will mean that we’ll maintain our revenue base and ultimately on a combined basis, we’ll be able to take our fee revenue base and grow it more quickly than we ever have in the past.

So at this point, I don’t want to get into a lot of detail on my businesses that kind of overlap with the Bank of New York’s, I’m going to hand it over to my new partner, Gerald Hassell to walk you through the various security servicing businesses. Gerald?

Gerald Hassell:	Thanks, Bob, and good morning, everybody. This is a very, very exciting day for our two institutions. I can’t say enough about the excitement that I personally have in putting together two of the world’s leading institutions in the security servicing and asset management businesses. It’s a great opportunity for us to really do something incredibly different in the marketplace above and beyond what we’ve each done independently. And clearly, we have the capacity and the capability to do that. And so, I’m very, very excited about it and so, why don’t we lead off with asset servicing?

As many of you have asked us over the years, why shouldn’t something like the two biggest custody banks ever get together? Well, now we’re doing it and we’re going to be branding it the BNY-Mellon Asset Servicing business. Clearly, we will be the market leader with $16.6 trillion of assets under custody.

But more importantly, we have an incredible reach across all of our client constituencies, across all markets, on a global basis and these really are two complimentary organizations coming together. And we’re going to be able to service our clients better to be able to bring new products to the market faster, to expand our market share and market position on a global basis and also, create great opportunities for our employees to continue to grow and develop within this combined company.

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We both have tremendous momentum. As you can see here, 13 percent (CAGAR) over the last three years and so we’ve got momentum within both organizations that we’re going to carry forward across the globe. But at the end of the day, it really is, again, about increased scale and market leadership, our ability to generate growth and our ability to generate operating efficiencies for that great phrase operating leverage. As we grow more and we are able to trade off of the scale of the combined organizations, we’re going to see increased operating leverage out of this business.

Now this next slide highlights those complimentary businesses. Strengths on the Bank of New York side, strengths on the Mellon side. We’re clearly very strong on a global custody basis. The Mellon organization brings to us some terrific accounting, performance and analytics and risk measurement capabilities. On the Bank of New York side, we have real time global technology. On the Mellon side, great client information in terms of the front end technology and clearly, we’re going to put these two things together in way that delivers better products and services to our client base overall. So we are going to combine the best of breed resulting in, again, in greater efficiency across all of our clients around the world and most importantly, being able to service them better, with better products, with better services, and a high quality service application.

If we turn to the market segments themselves, one of the things I’ve said to you over the years is the Bank of New York has been under-represented in servicing pension and endowments in foundations. Clearly, Mellon is the leader in servicing those market segments. Conversely, the Bank of New York has tremendous market share and presence around the mutual fund marketplace, central banks, UIT’s, ETF’s, and so by putting these two organizations together, we will, in fact, be the market leader in virtually every single market segment that an asset servicing organization would represent.

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This next slide I think is a good example of where the Bank of New York’s other services are being brought to bear to the combined organization. For the Bank of New York-Mellon across issuer services, corporate trust, depositary receipts, or across global payments, around stock transfer, a variety of other businesses are going to add an additional set of diversity to our earnings and operations. You all know our corporate trust story. We shared with you some of the statistics earlier in the year around the swap combination. We clearly have a number one global leading position.

The revenue growth is terrific, 14 percent (CAGAR) over the last three years, where the ability to take those services across all of our client bases around the world. Depositary receipts, again, a Bank of New York strength and on a combined basis, the Bank of New York-Mellon organization are going to be able to reach more clients in more markets and be able to draw more services into our company. Again, the three year (CAGAR) in this business about 28 percent.

Now the Bank of New York- Mellon will also have leading market share positions in other high growth businesses. Those would be on this next slide. The Pershing organization where our clearing services are represented. Where with the leading corresponding clearing here in the United States servicing – introducing broker/dealers in the RIA marketplace.

And as all of you know, we’re the leading broker/dealer services clearer for the government securities in this marketplace, again, not only leading in the way of clearing services, but around collateral management all around the world. These are leadership positions in high growth, high margin businesses that we will be able to sustain and grow even faster into the future. And of course, what’s not even represented on this slide is our leading position around global payments and cash management. Very strong complimentary businesses with the Mellon organization and the Bank of New York.

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So we’re very, very excited about our security servicing businesses. It’s a very compelling transaction. The teams are coming together very, very well. The planning’s already begun.

So with that, let me turn it over to Bruce who will review those compelling financial statistics.

Bruce Van Saun:	Thanks, Gerald, and good morning, everyone. This is clearly an exciting day and I have some very powerful numbers to share with you. Let me start off by level setting the assumptions that we used in our financial modeling.

First, we expect an early third quarter close and for base level earnings, we’re using the median street estimates for ‘07 and also the street estimates for long term growth of 10.8 percent there after. We assume share repurchases will commence once we hit a five percent tangible common equity ratio in the second quarter of 2008. Our cost saves are projected at $700 million; we’ll phase those in over three years and hope to complete those by mid 2009. That translates into 15 percent savings in ‘07, 50 percent in ‘08, 85 percent in ‘09 and full – and 100 percent there after.

Importantly, as we’ve mentioned before, the – we are not assuming revenue synergies in the modeling, although we’re excited about the opportunities for expanded cross selling. We expect $1.3 billion in merger and integration expense, 85 percent of which is cash and $600 million will be incurred at closing. We estimate that 20 percent of the excess purchase price over book will be recorded as intangibles and we’re assuming straight line amortization over 10 years. And lastly, the incremental tax rate is assumed to be around 38 percent.

Next slide. We believe that the $700 million estimate for expense synergies is both realistic and deliverable. This represents about 8.5 percent of the combined estimated 2000 expenses which is inline with precedent transactions, as shown on the right side of this slide. Overlapping staff should result in 3,900 position eliminations, slightly less than 10 percent of the combined workforce and of course, some of that will come through natural attrition. The areas where we

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see the greatest opportunities for cost synergies are the activities with the most overlap, asset servicing, technology and shared services. On average, we expect to save 20 to 25 percent of the combined expense base in those areas of overlap. And again, the saves will phase in over time as we make sure to avoid disruption to our high customer service levels.

Next. With respect to the merger and integration costs, personnel costs will be almost half of the total. Technology and facilities will be a little over a quarter with the rest covering various items such as transaction fees, asset write-offs and vendor contract modifications. Planning shown on the right side of this slide, shows that the costs will be front loaded. We expect to incur about 55 percent in ‘07, 30 percent in ‘08 and 15 percent in ‘09.

Now turning to the results, which I’m sure you’ve been anxious to see, the headline is that this is a strongly accretive transaction. First for the Bank of New York, the transaction is accretive to GAAP earnings in the first year and by 2009, as those synergies are phasing in, there’s 7.7 percent or 23 cents of GAAP accretion and on a fully phased in basis, that increases to 9.8 percent. If you look down on the cash line, the numbers get even better. Very powerful right from the beginning, cash accretive 1.1 percent in 2007 and that rises to 13.3 percent on a fully phased in basis. So approximately 400 basis points higher on a cash basis than a GAAP basis throughout the period.

Now for Mellon, the numbers look even better. The deal is both GAAP and cash accretive from the get go. The cash accretion in year one of 4.5 percent increases to 20 percent on a fully phased in basis. And here, the cash numbers are about 600 basis points higher than the GAAP numbers throughout.

So all in all, the rationale is highly compelling, but as they say, that’s not all folks. Even more impressive is that these projections do not include potential revenue synergies which we expect to be very meaningful. Given the complimentary nature of our two franchises, we expect to

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generate greater income from our current clients. Areas of opportunity where we see that happening, a big one is clearly is cross selling Mellon’s expanded asset management capabilities into the Bank of New York’s security servicing clients.

We also would sell the Bank of New York’s broader global market capabilities to Mellon’s asset management and their wealth management clients. We’d expect to sell Mellon’s broader risk services capabilities into the Bank of New York’s servicing clients and we’d like to leverage Pershing’s distribution platform to deliver Mellon’s asset management and wealth management products.

And lastly, we’d also leverage the Bank of New York’s credit relationships to distribute more of Mellon’s cash management and stock transfer business products.

This heightened cross-selling accelerates revenue growth and it enhances operating leverage which will drive our performance down the road. So in short, we believe that there is upsides to these projections.

And with that, I’ll turn it back to Bob for the wrap up.

Robert Kelly:	Well, thank you, Bruce. I want to re-enforce that financially, this merger is extraordinarily attractive. When you go back to the accretion numbers, starting immediately, cash accretion for both parties and on a fully phased in basis, mid teens to 20 percent and that’s without revenue synergies. The IRR on a combined basis is 19 percent without revenue synergies, almost double our cost to capital. This is an extraordinary deal financially. In fact, I think if you went back and looked at other transactions in the market over the last five or 10 years, you’d find it pretty difficult to find anything as attractive as this. And I also want you to know that I’m absolutely honored to have the opportunity to leave this – to lead this great new combined company.

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To finish off here, we’re becoming the global leader in security servicing and asset management. Financially, we already talked about. Operationally, we have a great and experienced management team to deliver for you. The transaction is going to be low risk, we’re going to work very hard to make all of our customers and our staff very stable throughout the entire process and we will deliver for you.

In the end, it’s as Tom said it at the opening, we are creating a global financial services growth company. So now, if I may, why don’t we open it up for Q&A? We’re going to start in the room and then, we’re going to move to phone questions and I would ask that you wait until you get a microphone and please state your name and then – and your firm and then, let’s jump right in.

Why don’t we start with (Mike Mayo).

Operator:	Thank you. The question and answer session will be …

(Mike Mayo):	Can you maybe compare and contrast this transaction with the one you worked on with First Union and Legacy ((inaudible))? The reason I say that is you’re combined expense saving number of 8.5 percent is the same, it’s a low premium, driven by cost savings, and similar activities. So what’s easier here and what’s harder versus that deal?

Robert Kelly:	It’s an interesting question. I would say that – I would say it’s mostly coincidental and I would also say that it’s not entirely coincidental. If you think back to that transaction, arguably from an integration standpoint and shareholder value creation standpoint, at the top 20 banks in the world, it was probably the best performer over a three or four year period. So what’s similar here is a paced approached to integration using excellent executives to make sure it happens well. Similar in that there’s enormous revenue synergies that are pretty obvious when you think about the deal. The expense synergies are material, but realistic.

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We’re going to be very, very transparent on our reporting to you so you can see all the time how we’re doing and why we’re doing things. And ultimately, I feel pretty confident it’s going to create enormous shareholder value and, otherwise we wouldn’t be sitting here today.

In terms of what’s different, we’re different companies. This is primarily about joining two very large successful global companies where we’ll have a different mix of businesses, they’re higher growth. Quite frankly, we are a very high growth company with tremendous opportunities offshore. Our opportunities here are almost limitless over the next 10 years. That’s how I honestly fell about it.

(Mike Mayo):	I guess I was, in a way, I was setting you up because I don’t quite get the cost savings. You’re saving 20 to 25 percent of technology and security servicing. You use bank deals for a comparison, but isn’t this a much more scalable business? Shouldn’t those savings be a lot more? Or is there some complexity here we don’t appreciate?

Robert Kelly:	Oh, no. There’s great overlap and Saun can speak to this or Gerald, but there’s wonderful overlap in many respects in terms of products and services and operations. But on the other hand, though, there’s great revenue synergies that we can flow across both product sets. This is a transaction where we’re pretty confident we can get all these synergies otherwise we wouldn’t be sitting here in front of you telling you about it.

Male:	(Mike), I might add that the cost savings are expected to come out of those areas where we truly are combining the organizations, but there are many parts of the business where there is no combination and you look at our clearing services, our issuer services, our major business lines where there is no potential cost savings and in the way of asset management and wealth management, there are some cost savings but they’re really more a matter of combining two good sets of people together and leveraging that going forward. So some of the traditional cost savings you would expect out of say a retail bank merger don’t exist here. But where there is potential is going to be in the asset servicing and business in particular.

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(Mike Mayo):	What’s the combined expense base for asset servicing? And what’s the combined expense base for technology? Just so we can understand those savings more.

Male:	The combined expense base for asset servicing is almost $300 million and for technology, $3 billion.

(Mike Mayo):	$3 billion? So $3 billion combined technology and you’re only looking …

Male:	No, no, no. Not $3 billion combined, but the expense phase as a combined asset servicing area will be probably about $2.5 billion.

Robert Kelly:	And (Mike), when you – probably the easiest way to think about the $700 is to just go back to slide 20 and just take a look at where the most – where most of the synergies comes from. You’ll see in asset and wealth management, there’s not a huge amount of synergies as Gerald pointed out, but we have very, very process intensive businesses in securities servicing. We’re both big in that business and there’s a lot of shared technologies that we’ll be able to rationalize over time.

(Mike Mayo):	All right. And last question, just, Tom, I mean this isn’t new for you when you’ve made overtures to Mellon last decade, I guess. So why now? Thanks.

Thomas Renyi:	Why now? Well, I think it’s actually pretty straightforward why now. Over the course of the last decade, (Mike), and you’ve followed us in that for those years, I think we’d recognize that both companies are really very different companies than what they were 10 years ago. The clarity of intent, the clarity of the strategic intent for our companies are really very, very obvious

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and it really has allowed this to come together in a much, much more cleanly than ever before. And that really is, I think, at the heart of it. Today, now is the right time. There’s no question about it.

Male:	And (Mike), let me just follow up and give you – I found the more precise numbers, but on investor services, the combined expense base is about $1.2 billion and on technology it’s about $1 billion. So the combined of those two is about $2.2.

Thomas Renyi:	Have another question, please, from the floor here? (Glen)?

(Glen Shore):	OK. Thanks very much. (Glen Shore), UBS. You mentioned a few times, but on the initial focus of not losing any customers, the last big merger in this space, I think, they laid out hoping to retain 90 percent of the combined revenues.

In other words, similar focus on making sure that they retained customers and I think there was some doubtfulness at the time that they’d ((inaudible)) do it, the stock language, you all had a field day and picked up customers, but at the end of the day, State Street did a great job executing and they did retain something in that range. But I’m curious on the how do you do it? Because I’m sure that the other players in this space are going to be focused the same way you were focused on taking in customers because I think there’s some natural rebidding process that takes place on change of control. So maybe if you could just talk about that part of it?

Male:	Sure. Why don’t I take that and if others want to jump in. The first start of it was actually before this conference call today by having all of our client outreach people in this – in our businesses – on the phone all around the world with talking points and prepared to reach out to their customers on a proactive basis, to give them as much information as possible about what’s happening here.

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And so, the first order of business is constant communication with our customers and telling them what will happen and what won’t happen, most importantly. I think secondly is, clearly as Bob said, having the combined strength of Jim Palermo and Tim Keaney overseeing this business, I think, is a great added advantage for us. We have two sets of management teams that are well known to our customer base, they’re intimately involved in the marketplace, they know their businesses extraordinarily well and so we have in many ways two sets of management teams to reach out to that customer base and constantly stay in communication with them.

Thirdly, we’ve already begun identifying what systems will be the survivors and we have probably seven months to do a very detailed plan, even before we close. And so, we’re going to have an opportunity to be able to communicate to our customers what they can expect. And by doing that, we can perhaps relieve some of that anxiety that may exist in the marketplace.

Robert Kelly:	(Glen), just let me add to that. My experience is you don’t lose customers if you’re not doing anything bad to them. Now, I realize that we have rebidding processes and the like and we’re going to be very thoughtful and do the right thing for customers all the way along here. I should also point out that we did build into our models some attrition. Lose no customers is going to be our rallying cry and we’re going to hate it if we lose any customers. We did build in some, but frankly, our revenue synergies are so much larger that it’s not a concern to us.

(Glen Shore):	OK. So that was part B of the question, so you addressed that. And then, just is there any concern – because I hear you on the revenue synergies and I think the cost side is clear. Is there any concern of just the ability to grow? In other words, the scale thing is a great thing, but at some point people look and they ask the question, how do you grow a $16 – $17 trillion assets under custody of $1.1 trillion under management? Is that – at some point, does size become a limiting growth factor?

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Gerald Hassell:	Maybe I can offer that and Gerald. I think that – and I see this, (Glen), I think that this very, very clear to me, as well, that scale has this aspect to it. Yes, I think you have to consider, as well, what that $16.6 trillion means in terms of market share. It is still a relatively modest number. The upside here in what we believe and what I have said for probably 10 years now as Chief Executive of this company and in this marketplace is that this is a consolidating business. And I think in this case, we have first mover advantage here. That’s what we’ve tried to achieve here. That’s what we do have here. And I think that this will continue to be a consolidating business.

I think the kind of results that we will be able to demonstrate through this transaction will, in fact, demonstrate why it should be, and from that particular case, I think we will be in a driver’s seat to be able to gain market share. And that $16.6 trillion is a lot of money, of course, but I do believe that it is a small fraction of the available business out there on a global basis, and it is a global business. We’re talking about close to $100 trillion of assets that potentially is custodized and that actually is not a – the clear asset – positive aspect of that is that is not a stagnant pool. The growth of financial assets has consistently been in that middle to high single digit growth rates.

So the pie is getting bigger and we intend to get a bigger share of that pie. And we have the capacity to do it.

Robert Kelly:	You know, (Glen), just on that, obviously, there’s been tremendous consolidation in the US market, but Europe is just started. And then – and I think that’s going to go on for at least another five years and then we have Asia for another who knows how many years after that. So we are in a secular globalization and growth trend that’s going to last for many years and the strongest and best players who can do a fabulous job with their customers are really going to outperform.

Thomas Renyi:	Have another question, please? One more from the floor and then, we’ll take some questions from the – from outside the room. Yes?

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Male:	Question on the Mellon laid out ...

Thomas Renyi:	Your name, please?

Vivik Juneja:	Vivik Juneja from JP Morgan. Mellon laid out cost savings in its investor base a little while back. Bob, can you talk to—are those included in the numbers here? Are those separate above and beyond the cost savings you’ve got included here?

Robert Kelly:	Great question and the answer is those are separate. What we did was we took our base case for what we could do with our company over our business plans for the next couple of years. And we said OK, what can we do in addition to that? And this is additional.

You will recall that we’d identified at least 80 million. So it’s not a huge number, but it’s still a sizable number over the next few years plus a real leveraging of our existing technology and share service to space so that we can make sure that expenses grow a lot slower than we expect revenue to go – to grow. And that strategy has not changed at all.

Vivik Juneja:	OK, great. And your two major joint ventures, CIBC and maybe ABN Amro, can either of them get out of that with this transaction, does that change at all?

Robert Kelly:	What I would say is that – is that we’re going to be contacting our partners quickly, just way too – it’s way too early to really be able to identify the exact impact. But, we’ll be working with our good partners.

Vivik Juneja:	Thanks.

Male:	May I have a question from outside the room, now?

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Operator:	Yes; if you would like to ask a question today, press star one on your touch-tone telephone. Again if you would like to ask a question, it’s star one on your touch-tone telephone. If you are using a speakerphone, please make sure your mute function is turned off to allow your signal to reach our equipment. We’ll pause for just one moment.

Male:	Any questions from abroad?

Operator:	We’ll take our first question from Nancy Bush.

Nancy Bush:	Good morning, Nancy Bush, NAB Research. Number one, thank you for the very straight forward presentation of the numbers, it’s very much appreciated. The questions are this: do you have any concerns or any indications right now, whether this combination will change the Basel II requirements for either of you?

Male:	Basel II requirements, Nancy, I don’t believe that there would be any modifications of any – of our requirements under Basel II. In fact, I think in both cases, the – really the focus of the tension here has been operating risk. Both organizations have dramatically changed their risk profile. I think you’re quite well aware, Nancy, that Mellon Financial has reduced its outright, it’s outright credit exposures over the last several years. We have – at The Bank of New York modified ours significantly over the last two or three years. And so, we would expect that a Basel II execution – an implementation would really have a – have only positive aspects to the net capital – risk capital requirements over the combined organization.

Nancy Bush:	OK.

Robert Kelly:	Yes, if you think of it as a excellent medium term opportunity.

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Nancy Bush:	Great, thank you. And secondly, the Pershing growth rate, which I think you showed at 11 percent (CAGAR) clearly is sort of lags the rest of the organization and some of that has been due to the markets. But, I know you’re not throwing revenue synergies into the projections here, but can you just give us some idea of what this combination might do for Pershing?

Gerald Hassell:	Sure. Nancy, it’s Gerald Hassell. You know, if you think about the Pershing network reaching, you know, over 100,000 investment advisors all around the country as well as their reach all around the global, you know, clearly one of the things they think as we presented was making available the much stronger asset management and wealth management product offering of the new combined company to that client base. And of being able to offer through the Pershing solutions platform and in a very automated fashion. And so, we think there’s some great benefits to offering that product. I also might add that there was a tremendous amount of liquidity – customer deposits to come through the Pershing platform. They clearly need a home for investment purposes. So, that’s going to be another opportunity for us on a combined basis.

Male:	And I – Ron’s in the front row, but we’ve talked about it a number of times over the past couple of weeks. We see Pershing as potentially another very attractive distribution channel for us.

Nancy Bush:	Great, thank you very much.

Male:	Thank you, Nancy. Is there another question?

Operator:	Yes, we have a question from Tom McCrohan.

Tom McCrohan:	Hi, thanks for taking my call. I have two quick questions. One, what’s the combined entity’s commitment, long-term, to the stock transfer business? And is that a potential business you might consider divesting down the road?

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Gerald Hassell:	Tom, it’s Gerald again. You know, certainly on a combined basis, stock transfer for both organizations will be number one. As you know, stock transfer for The Bank of New York is also the backbone for our ADR business, our date depositary receipt business. The combined organization, it’s a profitable business. The core growth rates may be a bit slower than some of the others, but it has tremendous capabilities in servicing our other product offerings.

Tom McCrohan:	OK, great.

Male:	And Tom, I just add to that that when markets are good and there’s lots of M&A deals going on, it’s a very attractive business. And frankly, it’s doing very well this year for us.

Tom McCrohan:	OK. And just as a follow-up, unrelated. I guess back in 1998 where the kind of the dynamics were different with the bank in Europe more pursuing (bellin), the Pennsylvania State authorities or – I have a history, still do today, of being come what – somewhat – they just – they just don’t like losing jobs, I guess in the state of Pennsylvania. So, have the – have you gone through the approval steps yet with the state of Pennsylvania to prove this merger of vehicles or is that something still on the back burner? And if you haven’t gotten approval, kind of giving – give us a little insight and to kind of dialogue with the – the respective authorities in the state of Pennsylvania.

Male:	Well Tom, we feel very comfortable that – like everything will come together nicely for us in Pennsylvania. We, of course have spoken to our regulators. I’ve put in calls this morning to ((inaudible)) civic and state leaders. New company, as I think you know, will be head officed in or domiciled from a corporation standpoint in Delaware.

And the reality is this is a very attractive transaction and merger for Pittsburgh. We are adding 1,000 to 2,000 jobs. We are creating 1,000 to 2,000 in jobs in Pittsburgh over the next three to five years. We, both sides have recognized that it’s a very attractive city to have many of our

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operations in. And that’s why it happens, it’s not happening through making accommodations, it’s happening just because it’s flat out a great city to have a lot of our complimentary operations there. So, we are going to grow our presence in Pittsburgh, and that is one of the main stories here. And we really do have a tremendous amount of flexibility, and certainly intent to do so.

Tom, I think I mentioned that earlier in my own remarks at the start here that Pittsburgh once and western Pennsylvania does provide a tremendous source of talent, as well on a very, very cost effective basis. And I want to also remind everyone that we really – we, today will be a 40,000 person company here.

And with that size and the growth prospects, there is even more opportunities for growth in terms of our professional growth for all of our people, whether they be in Pittsburgh or elsewhere. But, I must say, we will grow the people, we will grow our staff where there’s talent and where it is cost effective to deliver that talent. And certainly I can say Pittsburgh is part of that delivery process.

Male:	And I might add very quickly, just a side bar story, and it’s a very true story. We at The Bank of New York did a search, a kind of a process about a year or so ago of where to locate technology, software application developers. As we were reaching capacity in the New York area and we were concerned about the growth rates in our software application people in India. Interestingly enough, around the North American search, the number one city that came up was Pittsburgh. And we decided not to move forward on Pittsburgh because we didn’t want to be in a competition with our friends from the Mellon organization trying to hire those technology and software people. But, that’s just another further evidence of why Pittsburgh’s going to work well for us.

Male:	There’s 140,000 college kids in Pittsburgh. It’s a fabulous location for obtaining really smart young talented well educated people and we’re going to take advantage of that.

Male:	I have another question from the floor here.

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Male:	I think we’re done, sir. We do have one last – one more – one more and ...

Male:	One last question.

Male:	One more question.

(Andrew Marker): Thanks, (Andrew Marker, Fox with Kelton). Talked a little bit about revenue growth accelerating through the steel. Can you help under – help us understand the details behind that by going to business, what you think they are currently, and how you think they can improve?

Male:	OK. Well, I think the, you know, we – it’s early in the process to set new marks, you know, with new benchmarks. Clearly we’re excited about the revenue opportunities that we see. We’ve been going through the diligence process; the growth rates that we showed in the CAGARs in the presentation today, we think are very sustainable into the future, which were in line with what we discussed with you in the past. We continue to hold to those and we’ll update you as we get better clarity around it.

Male:	The revenue synergies are always the most difficult one to nail down in a – in a month or so of discussions, or two months of discussions. What we can say, though, is that each and every one of our businesses have come back to us on a combined basis and said, whoa there’s lots of opportunity here, and we’ve identified a number of tools of areas by business that are excellent. And we’re looking forward in the – coming – in the coming months as we do more and more integration planning to make sure that as we – as we close this deal in the beginning of July we can start to realize on those as quickly as possible.

Male:	I think there are a number of sources that you’ll come to understand over a period of time and – of the sources of that revenue growth. Not only simply being able to gain greater market share and

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being able to take on a larger share of wallet of our client bases well, but also to internalize. To be able to increase the realization rate as I describe it on those, on every dollar of revenue here that’s available, on every dollar of asset custodized, per se, or managed. We will have an ability by, because of the breath of services that we offer on a combined basis now to internalize where historically we’re not – each individual company would not have been able to do that. We will identify all of that as time goes on.

Male:	We’ll get much more granular for you over time.

Male:	I think that brings our presentation to an end. I think you can rest assured that the management teams will make themselves available to all your questions over the course of the next several weeks and we very much appreciation your attention this morning. Thank you so much for joining us. Good day.

Operator:	That concludes today’s conference. Thank you for your participation.

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